UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 14, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTIFICATION OF BOARD MEETING

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby announces that a meeting of the Board of the Company will be held on Wednesday, 26 March 2014 for the purposes of, among other matters, considering and approving the audited annual results of the Company and its subsidiaries for the year ended 31 December 2013.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong Ma Xulun Xu Zhao Gu Jiadan Li Yangmin Tang Bing Sandy Ke-Yaw Liu Ji Weidong Shao Ruiqing Li Ruoshan Ma Weihua

(Chairman)

(Vice Chairman, President)

(Director)

(Director)

(Director, Vice President)

(Director, Vice President)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

Shanghai, the People’s Republic of China

14 March 2014